October 9, 2018

United State Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Paik

Re:	Xenetic Biosciences, Inc. Registration Statement on Form S-3 (Registration No. 333-227572)

Ladies and Gentleman:

Xenetic Biosciences, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced registration statement so that such registration statement will become effective as of 10:00 a.m., October 12, 2018, or as soon thereafter as practicable. Once such registration statement has been declared effective, please orally confirm that event with our counsel, Holland & Knight, by calling Danielle C. Price at (305) 349-2259.

Very truly yours,
Xenetic Biosciences, Inc.

By: /s/ James F. Parslow
James F. Parslow
Chief Financial Officer